

July 19, 2010

Kelly L. Kirchhoff
Chief Executive Officer
Capital Equity Finance, Inc.
11626 Nicholas, Suite 101
Omaha, NE 68154

> **Re: Capital Equity Finance, Inc.**
> **Form 8-K Item 4.01**
> **Filed July 16, 2010**
> **File No. 000-52704**

Dear Mr. Kirchhoff:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Change in Registrant's Certifying Accountant, page 2

1. Please revise the disclosure within your second paragraph (b) to comply with Item 304(a)(1)(ii) of Regulation S-K that required that you state whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. Your current disclosure refers to the reports of Berman & Company, P.A. rather than the reports of your former accountant, R. R. Hawkins and Associates International, PSC ("Hawkins"). We also note the disclosure in Exhibit 16 letter from Hawkins, in which they refer to their audit for December 31, 2009. If Hawkins issued an audit report on your financial statements for the year ended December 31, 2009, please disclose such report in your amended filing. If Hawkins did not prepare any reports on your financial statements during your last two fiscal years, please state so and provide the disclosure required by Item 304.

2. Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard, Staff Accountant at 202-551-3291 or me at 202-551-3688 if you have questions regarding comments and related matters.

Sincerely,

Ryan C. Milne
Accounting Branch Chief